UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

UNITED STATES ANTIMONY CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

911549103

(CUSIP Number)

Lydia Dugan 3009 Post Oak Boulevard, Suite 1212, Houston, Texas 77056-6599 713-658-1142	Patrick Dugan 3009 Post Oak Boulevard, Suite 1212, Houston, Texas 77056-6599 713-658-1142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911549103

1	Name of Reporting Person Lydia Dugan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 5,636,252*
	8	Shared Voting Power 2,101,675*
	9	Sole Dispositive Power 5,636,252*
	10	Shared Dispositive Power 2,101,675*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,114,027(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%(2)
14	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.
(1)

This represents the aggregate number of shares held by the group as a whole and is comprised of 7,737927 shares beneficially owned by Lydia Dugan (as detailed in rows 7-10 above) and 376,100 shares beneficially owned by Patrick Dugan in his sole capacity.

(2)

Based on 68,427,171 shares of common stock outstanding as at April 1, 2019, as disclosed in the Annual Report on Form 10-K filed by United States Antimony Corporation (the “Company”), with the Securities and Exchange Commission on April 1, 2019.

CUSIP No. 911549103

1	Name of Reporting Person Patrick Dugan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 376,100*
	8	Shared Voting Power 2,101,675*
	9	Sole Dispositive Power 376,100*
	10	Shared Dispositive Power 2,101,675*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,114,027(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%(2)
14	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.
(1)

This represents the aggregate number of shares held by the group as a whole and is comprised of 2,477,775 shares beneficially owned by Patrick Dugan (as detailed in rows 7-10 above) and 5,636,252 shares beneficially owned by Lydia Dugan in her sole capacity.

(2)

Based on 68,427,171 shares of common stock outstanding as at April 1, 2019, as disclosed in the Annual Report on Form 10-K filed by United States Antimony Corporation (the “Company”), with the Securities and Exchange Commission on April 1, 2019.

Introductory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on filed on May 15, 2002 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, filed on January 17, 2003 (the “First Amendment”), and Amendment No. 2 to Schedule 13D, filed on January 15, 2004 (the “Second Amendment”). This Amendment is being filed to update the Reporting Persons and the percentage ownership of the Reporting Persons as a result of Al W. Dugan’s passing on October 15, 2011, the distribution of shares from his estate, and any subsequent transactions.

This Amendment amends the cover pages (as set forth in the foregoing pages),and Items 1 through 7 of the Original Schedule 13D, as amended by the First Amendment and the Second Amendment (as set forth below).

Item 1.	Security and Issuer

This Amendment relates to the common stock, par value $0.01 per share, of United States Antimony Corporation (the “Issuer”), P.O. Box 643, Thompson Falls, Montana, 59873.

Item 2.	Identity and Background

(a)	Lydia Dugan and Patrick Dugan (each a “Reporting Person” and together the “Reporting Persons”) are jointly filing this Amendment.

(b)	The business address for each of the Reporting Persons is 3009 Post Oak Boulevard, Suite 1212, Houston, Texas 77056-6599.

(c)

Lydia Dugan serves as the President and Patrick Dugan serves as the Vice President of Delaware Royalty Company, Inc. (“Delaware Royalty”), Anglo Exploration Corporation (“Anglo Exploration”), Houston Resources Corporation (“Houston Resources”), and Nortex Corporation (“Nortex”), the principal business address for all of which is 3009 Post Oak Boulevard, Suite 1212, Houston, Texas 77056-6599.

(d)	None.

(e)	None.

(f)	Both Lydia Dugan and Patrick Dugan are citizens of Unites States of America.

Item 3.	Source and Amount of Funds and Other Considerations.

This Amendment is being filed to update the Reporting Persons and the percentage ownership of the Reporting Persons as a result of Al W. Dugan’s passing on October 15, 2011, the distribution of shares from his estate, and any subsequent transactions.

Item 4.	Purpose of the Transactions

This Amendment is being filed to update the Reporting Persons and the percentage ownership of the Reporting Persons as a result of Al W. Dugan’s passing on October 15, 2011, the distribution of shares from his estate, and any subsequent transactions.

Item 5.	Interest in Securities of the Issuer

(a)	and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference.

Lydia Dugan and Patrick Dugan beneficially own an aggregate of 8,114,027 shares of common stock, or 11.9%, of the Issuer, as a group. Lydia Dugan beneficially owns 2,151,675 shares of common stock of the Issuer directly with sole voting power. Patrick Dugan beneficially owns 376,100 shares of the common stock of the Issuer directly with sole voting power. Lydia Dugan is also the controlling shareholder of, and serves as the President of Delaware Royalty, Anglo Exploration, Houston Resources and Nortex, which beneficially own 2,904,077, 180,000, 230,500, and 170,000 shares of common stock of the Issuer, respectively. These shares, together with the 2,151,675 shares she owns directly total 5,636,252 shares over which she has sole voting and dispositive power. Patrick Dugan is the Vice President of these companies.

Additionally, the Lydia P. Dugan Martial Trust, of which Lydia Dugan and Patrick Dugan are the co-trustee and Lydia Dugan is the beneficiary, beneficially owns 2,101,675 shares of common stock of the Issuer.

(c)	None of the Reporting Persons has engaged in any transactions in the Issuer’s securities during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.    Joint Filing agreement dated April 19, 2019 by and between Lydia and Patrick Dugan.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2019

By:	/s/ Lydia Dugan
LYDIA DUGAN

By:	/s/ Patrick Dugan
PATRICK DUGAN